UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F

First Quantum Ventures, Inc.
(Exact name of registrant as specified in the Charter)

Nevada	000-52759	20-4743354
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS Employee Identification No.)

2101 Vista Parkway
Suite 292
West Palm Beach, FL 33411

Registrant’s telephone number, including area code:  (561) 228-6148

Copies to:

Eric P. Littman, Esq.
7695 SW 104th St.
Suite 210
Miami, FL 33156
Telephone: (305) 663-3333
Fax: (305) 662-8787

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

_____________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
_____________________________________________________________

October 27, 2011

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement is being furnished to holders of record of the common stock, par value $0.001 per share (“Common Stock”) of First Quantum, Inc., a Nevada corporation (the “Company, “we”, “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

This Information Statement is being mailed on or about October 27, 2011 to the holders of record at the close of business on October 27, 2011.  This information is being provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement.  You are urged to read this Information Statement carefully. You are not, however, required to take any action.

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

Change of Control

On October 27, 2011, we entered into a Stock Exchange Agreement (the “Agreement”), with DiMi Telematics, Inc., a Nevada corporation (“DiMi”), and First Quantum Ventures, Inc., a Nevada corporation (Quantum) and its shareholders. The material terms of the Agreement provided that the DiMi’s shareholders will be issued a total of 87,450,000 shares of our Common Stock and warrants to purchase an aggregate of 12,975,000 shares of our common stock and simultaneously the issuance will cause certain shareholders to return to treasury and cancel 15,000,000 of their shares of Common Stock.  In connection with the consummation of the Agreement, Andrew Godfrey resigned as sole officer and director of the Company and Barry Tenzer was appointed as a Director, President, Secretary, CEO and CFO of the Company.  These will take effect on or about the 10th day after the filing of this Form 14(f).

Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders).

Please read this Information Statement carefully. It contains certain biographical and other information concerning our directors after the completion of the Agreement and issuance of shares of common stock of the Company. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street NE, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of October 18, 2011, the Company had 29,429,232 shares of Common Stock, par value $0.001 per share, outstanding. Each share of Common Stock is entitled to one vote. After the completion of the transactions, there will be approximately 101,879,232 shares of our common stock issued and outstanding. Each shareholder is entitled to one vote for each share of common stock in his/her/its name on the books of our Company, whether represented in person or by proxy.

DIRECTORS AND OFFICERS
PRIOR TO THE CHANGE OF CONTROL

The following table sets forth information regarding the Company’s executive officers and directors prior to the Change of Control. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name	Age	Position
Andrew Godfrey	47	Director, President

Andrew Godfrey has been our President, Chief Executive Officer and Chairman of the Board of Directors since April 24, 2009.   Since November 2003 Mr. Godfrey has been a Consultant in international business procedures to IPC Corporate Services, an international management service company.  Concurrently,  Mr. Godfrey is a Utilities Inspector and Supervisor for the Department of Housing and Planning in Belize.

CORPORATE GOVERNANCE
PRIOR TO THE CHANGE IN CONTROL

The Company does not have, and nor is it required to, any committees of the Board of Directors.

Certain Legal Proceedings

To our knowledge, during the past five years, none of our directors, executive officers, promoters, control persons, or nominees has been:

(1)
the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2)	Convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)
Subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4)	Found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

Code of Ethics

The Company has currently not adopted a Code of Ethics that applies to its principal executive officers, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

DIRECTORS AND OFFICERS
AFTER THE CHANGE OF CONTROL

It is anticipated that, effective as of the Closing, the current officer and director of the Company resigned and the persons discussed below were appointed as the new officers and directors of the Company.

Name	Position

Barry Tenzer	Director, President, Secretary, CEO and CFO

Roberto Fata	Director, Executive VP, Business Development

Roberto Fata, Co-Founder and Executive Vice President of Business Development

Since 1991, Mr. Fata has been employed  by the   FATA Organization, a New York City-based real estate company that has owned and managed commercial and residential properties in Manhattan, New York for over 70 years.  As the firm’s President and Managing Director, he has played a leadership role in the revitalization of Harlem, one of Manhattan’s most famous neighborhood. He  currently serves on the Board of Directors for both the Greater Harlem Board of Realtors and the 125th Street Business Improvement District.  In 2006, Mr. Fata founded DiMi PA, Inc. to commercialize DiMiSpeaks, a facility management software and hosting solution that he developed to better manage the many building operating systems that support all of the FATA Organization’s real estate properties.  In 2010, Mr. Fata sold the assets of DiMi PA to DiMi Telematics and he now  serves as Executive Vice President of Business Development.

Barry Tenzer, Co-Founder and President/Chief Executive Officer

Mr. Tenzer has been has  founded,  managed and  served  as a board member of numerous private and public companies operating in a broad range of industries, including real estate, property management, construction, legal services, commercial packaging, cemetery, auto sales and chartered aviation services, just to name a few.   From 1968 to 1981, he was General Partner of 527 Madison Avenue Company NY, LP, and No. 34th St. Company, L.P., and Limited Partner in approximately 20 real estate investments.  From 1976 to 2003, Mr. Tenzer was the CEO of HIG Corporation, which owned and operated six cemeteries in Maryland, Virginia and Florida.   From 1997 to 2003, Mr. Tenzer also founded and served as President and CEO of Motorcars Auto Group, Inc., a company engaged in the ownership and operation of exotic, high performance car dealerships and auto accessory businesses.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock immediately before and after the closing of the transactions contemplated by the Stock Purchase Agreement by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of our officers and directors; and (iii) all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company. The table is based upon 29,429,232 shares of the Company’s Common Stock that are outstanding prior to the consummation of the Agreement and 101,879,232 shares after the consummation of the Agreement.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership Prior to Closing	Percent of Common Stock

Kasgood Capital, Inc.	20,000,000	67.96%

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership after closing	Percent of Common Stock

Roberto Fata (1)(2)	24,000,000	21.07%

Barry Tenzer (1)(2)	10,800,000	10.60%

Lyle Hauser	60,960,000	59.84%

(1)           Officer of the Company
(2)           Director of the Company

Family Relationships

There are no family relationships among our directors or officers.

EXECUTIVE COMPENSATION

Employment Agreements

The Company has no employment agreements with its executive officers, and there is no severance or change of control payments provided under any agreement.

Compensation of Directors

During 2009 and 2010, the executive officers did not receive separate compensation for their services as directors. All directors receive reimbursement of expenses but no fees for serving as directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company's directors and executive officers, and persons who own more than 10% of the Company's equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all Section l6(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to the Company for the fiscal year ended December 31, 2011, the Company  determined that one of the Company's directors and majority shareholder  did not comply with applicable Section 16 requirements.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of the shares contemplated by the Share Purchase Agreement. No vote or other action is being requested of the Company's stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

First Quantum Ventures, Inc.
(Registrant)

By:	/s/Andrew Godfrey
Andrew Godfrey, President

Dated: October 27, 2011